Sime Darby

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

04 MAR 10 AM 7:21

LETTER FOR MAINTENANCE OF EXEMPTION [redacted]

04010423

9th March 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 7

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed a copy of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement in relation to a change in the interest of Employees Provident Fund Board, a substantial shareholder - released on 8th March 2004; and

2. Public announcement in relation to a change in the interest of Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera, a substantial shareholder - released on 8th March 2004.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

PROCESSED
MAR 10 2004
THOMSON FINANCIAL

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms Anita Sung
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

CMF/jm/ADR

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 08-03-2004 05:13:22 PM
Submitted by S DARBY on 08-03-2004 05:28:05 PM
Reference.No CU-040211-49068

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP,
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 24-12-2003	* 213,100	
Acquired	26-12-2003	320,100	
Acquired	29-12-2003	37,500	
Acquired	30-12-2003	100,000	
Acquired	07-01-2004	150,000	
Disposed	09-01-2004	350,000	
Disposed	12-01-2004	174,600	
Disposed	13-01-2004	150,000	
Disposed	14-01-2004	150,000	
Disposed	15-01-2004	20,000	
Disposed	19-01-2004	9,300	
Disposed	20-01-2004	325,000	

* Circumstances by reason of which change has occurred : **Purchase and sale of shares by the Board**
* Nature of interest : **Direct**

Direct (units) : **356,192,905**
Direct (%) : **15.3**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **356,192,905**

* Date of notice : **20-01-2004**

Remarks :

The notice of change in substantial shareholding received from Employees Provident Fund Board were dated 24th, 29th, 31st December 2003 and 7th, 9th, 13th,15th,19th and 20th January 2004.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 08-03-2004 05:13:22 PM
Submitted by S DARBY on 08-03-2004 05:28:10 PM
Reference No CU-040212-96527

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
(Disposal of 7,600 shares)

Hwang DBS Asset Management Sdn Bhd
(Acquisition of 278,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **27-01-2004**	* **7,600**	
Acquired	**28-01-2004**	**200,000**	
Acquired	**04-02-2004**	**78,000**	

* Circumstances by reason of which change has occurred : **Purchase and sale of shares by the Board**
* Nature of interest : **Direct**

Direct (units) : **356,463,305**

Direct (%)	:	**15.31**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**356,463,305**
* Date of notice	:	**04-02-2004**

Remarks. :

The notice of change in substantial shareholding received from Employees Provident Fund Board were dated 27th, 29th January and 4th February 2004.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE *on* 08-03-2004 05:13:23 PM
Submitted by S DARBY on 08-03-2004 05:28:19 PM
Reference No CU-040212-ADBF8

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Sime Darby Berhad**
*	Stock name	: **SIME**
*	Stock code	: **4197**
*	Contact person	: **Nancy Yeoh Poh Yew**
*	Designation	: **Group Secretary**

Particulars of substantial Securities Holder

*	Name	: **Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
*	Address	: **Tingkat 4, Balai PNB** **201-A, Jalan Tun Razak** **50400 Kuala Lumpur**
*	NRIC/passport no/company no.	: **434217-U**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary shares of RM0.50 each**
*	Name & address of registered holder	:

Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **09-01-2004**	* **1,000,000**	
Disposed	**12-01-2004**	**150,000**	
Disposed	**13-01-2004**	**436,000**	
Disposed	**14-01-2004**	**310,000**	
Disposed	**15-01-2004**	**363,400**	
Disposed	**16-01-2004**	**540,600**	
Acquired	**26-01-2004**	**400,000**	
Acquired	**27-01-2004**	**500,000**	
Acquired	**28-01-2004**	**550,000**	
Acquired	**29-01-2004**	**500,000**	
Acquired	**30-01-2004**	**625,500**	
Acquired	**04-02-2004**	**670,300**	

*	Circumstances by reason of which change has occurred	: **Purchase and sale of shares by the Company**
*	Nature of interest	: **Direct**
	Direct (units)	: **807,273,132**
	Direct (%)	: **34.68**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

- **Total no of securities after change** : **807,273,132**

- Date of notice : **04-02-2004**

Remarks :
The notices of change in substantial shareholding received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera were dated 9th, 12th, 13th, 14th, 15th, 16th, 26th, 27th, 28th, 29th, 30th January and 4th February 2004.